May 11, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jan Woo

Re:	Virtuix Holdings Inc.

Registration Statement on Form S-1

Filed May 11, 2026 (File No. 333-295753)

Dear Ms. Woo,

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective on May 13, 2026, at 5:00 p.m., Eastern Time, or as soon as thereafter as practicable, or at such later time as Virtuix Holdings Inc. (the “Company”) or its counsel may request via telephone call to the Staff. Please contact Michael Blankenship of Winston & Strawn LLP, counsel to the Company, at (713) 651-2678 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Virtuix Holdings Inc.

By:	/s/ Jan Goetgeluk
Name:	Jan Goetgeluk
Title:	Chief Executive Officer

cc: Michael Blankenship